January 11, 2018
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	CornerCap Group of Funds
Investment Company Act of 1940—Rule 17g-1(g)
Bonding of Officers and Employees
To Whom It May Concern:
Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the financial institution bond (the "Bond") in favor of CornerCap Group of Funds ("Funds"), a management investment company registered under the Investment Company Act of 1940. I have also enclosed resolutions of the Board of Trustees of the Funds approving the Bond.
The term of the Bond covers the period January 1, 2018 through to 12:01 a.m. on January 1, 2019, and the premium for the Bond has been paid through January 1, 2019.
Please call me at (404) 870-0700 if you have any questions.
Very truly yours,

/s/ John A. Hackney
John A. Hackney
Secretary
CornerCap Group of Funds
Enclosures